Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens Street
Vancouver, B.C. Canada, V6K 4M7
Telephone: 604 733-7970
Email: rgs@uniserve.com

March 29, 2012

VIA EDGAR

United States Securities and Exchange Commission

Re:	Taseko Mines Limited (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2011 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2011. I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

  “Technical Report Aley Carbonatite Niobium Project” dated October 26, 2011

  “Technical Report Aley Carbonatite Niobium Project” dated March 28, 2012 and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.